EXHIBIT 8.11 (redacted)

EXECUTION VERSION

CONTINGENT CAPITAL FACILITY AGREEMENT

This CONTINGENT CAPITAL FACILITY AGREEMENT (this “Agreement”) is effective as of January 1, 2006 by and between Zurich Insurance Company, a corporation organized and existing under the laws of Switzerland (“ZIC”), and Kemper Investors Life Insurance Company, an Illinois insurance company (“KILICO”).

WITNESSETH :

WHEREAS, KILICO is an indirect subsidiary of ZIC;

WHEREAS, the parties desire to enter into this Agreement, pursuant to which, under certain circumstances, KILICO shall have the right to require ZIC to purchase certain Surplus Notes (as defined below) to be issued by KILICO;

NOW, THEREFORE, in consideration of the mutual promises contained herein, the parties hereto agree as follows:

ARTICLE 1

DEFINITIONS

SECTION 1.1. Certain Defined Terms. As used in this Agreement, the following terms shall have the following respective meanings:

“Aggregate Principal Option Amount” has the meaning set forth in Section 2.1 hereof.

“Agreement” has the meaning set forth in the preamble.

“Business Day” means any day other than (i) a Saturday or a Sunday or (ii) a legal holiday on which banking institutions are authorized or required by law or other governmental action to close in Schaumburg, Illinois or Zurich, Switzerland.

“Commitment Fee” has the meaning set forth in Section 2.2 hereof.

“Director” means the Illinois Director of Insurance.

“Exercise Amount” has the meaning set forth in Section 3.1(c) hereof.

“Exercise Notice” has the meaning set forth in Section 3.1(c) hereof.

“Inception Date” means January 1, 2006.

“KILICO” has the meaning set forth in the preamble.

“Option Period” means the period from and including the Inception Date through and including the earlier of (i) December 31, 2007 and (ii) the date on which the Put Right has been fully exercised by KILICO.

“Put Right” has the meaning set forth in Section 2.1 hereof.

“RBC Ratio” has the meaning set forth in Section 3.1(a) hereof.

“Settlement Date” has the meaning set forth in Section 3.1(c) hereof.

“Surplus Notes” means the surplus notes to be issued pursuant to this Agreement, containing the basic terms set forth on Exhibit A hereto and substantially in the form attached hereto as Exhibit B.

“Tranche” has the meaning set forth in Section 2.1 hereof.

“Trigger Event” has the meaning set forth in Section 3.1(a) hereof.

“Trigger Event Determination Date” means each March 31st, June 30th, September 30th and December 31st during the Option Period.

“Trigger Notice” has the meaning set forth in Section 3.1(a) hereof.

“ZIC” has the meaning set forth in the preamble.

ARTICLE 2

THE PUT RIGHT

SECTION 2.1. Grant of Put Right. Subject to the terms and conditions set forth in this Agreement, ZIC hereby irrevocably grants and issues to KILICO the right and option (the “Put Right”) during the Option Period to cause and require ZIC to purchase from KILICO one or more Surplus Notes in an aggregate principal amount not to exceed US$300,000,000 (the “Aggregate Principal Option Amount”). As more fully described in Section 3.1(b) below, the Put Right shall be exercisable in six (6) equal tranches of US$50,000,000 (each a “Tranche”), and the Aggregate Principal Option Amount shall be reduced from time to time by the dollar amount of any and all exercised Tranches.

SECTION 2.2. Commitment Fee. In consideration of the grant of the Put Right, KILICO hereby agrees to pay to ZIC a commitment fee (the “Commitment Fee”) in an amount equal to [            ]% per annum of the Aggregate Principal Option Amount outstanding at time of the assessment thereof in accordance with the following sentence. The Commitment Fee shall be assessed and payable semi-annually (on each June 30th and December 31st) in arrears during the Option Period. KILICO shall pay the Commitment Fee by wire transfer in immediately available U.S. dollars to an account specified by ZIC.

ARTICLE 3

EXERCISE OF THE PUT RIGHT

SECTION 3.1. Exercise of the Put Right. The Put Right shall be exercised subject to the conditions and in the manner set forth in this Section 3.1.

(a) Trigger Event. KILICO shall have the right to exercise the Put Right for all or a portion of the Aggregate Principal Option Amount outstanding from time to time (as more fully described in Section 3.1(b) below) only in the event (such event, a “Trigger Event”) that on any Trigger Event Determination Date KILICO fails to maintain a ratio (the “RBC Ratio”) of (i) Total Adjusted Capital (as defined in the Risk-Based Capital (RBC) Model Act or in the rules and procedures prescribed by the NAIC with respect thereto, in each case as in effect as of December 31st of the year immediately preceding each such Trigger Event Determination Date) to (ii) the Company Action Level (as defined in the Risk-Based Capital (RBC) Model Act or in the rules and procedures prescribed by the NAIC with respect thereto, in each case as in effect as of December 31st of the year immediately preceding each such Trigger Event Determination Date) of at least 300%. If, on any Trigger Event Determination Date, KILICO has failed to maintain an RBC Ratio of at least 300%, KILICO shall, within thirty (30) calendar days of such Trigger Event Determination Date, deliver to ZIC a notice (the “Trigger Notice”) informing ZIC of such failure.

(b) Trigger Volume. Upon the occurrence of a Trigger Event, KILICO shall have the right to exercise its Put Right for as many Tranches (but in no event less than one full Tranche) as necessary to restore the RBC Ratio as of the Trigger Event Determination Date for such Trigger Event to 300%. The Aggregate Principal Option Amount shall be reduced from time to time by the dollar amount of any and all exercised Tranches.

(c) Notification of Option Exercise. Upon the occurrence of a Trigger Event, KILICO may, within forty-five (45) calendar days of the Trigger Event Determination Date for such Trigger Event, exercise all or a portion of the Put Right by delivering to ZIC a notice (the “Exercise Notice”) specifying (i) the number of Tranches sought to be exercised and the dollar amount thereof (the “Exercise Amount”) and (ii) the date on which the purchase and sale contemplated by the Exercise Notice shall be consummated (the “Settlement Date”), which shall be a date that is at least thirty (30) calendar days from the date of the Exercise Notice, but in no event later than the last day of the then-current calendar quarter. In the event that KILICO selects a Settlement Date that is earlier than the last day of the then current calendar quarter, ZIC may extend such Settlement Date to a date that is not later than the last day of the then current calendar quarter. The delivery of the Exercise Notice shall constitute a binding commitment (i) by KILICO to exercise the Put Right in the amount of the Exercise Amount and (ii) by ZIC to pay the Exercise Amount, and will not be subject to withdrawal or change.

SECTION 3.2. Method of Purchase.

(a) On the Settlement Date, ZIC shall pay the Exercise Amount by wire transfer in immediately available U.S. dollars to an account specified by KILICO, and KILICO shall deliver to ZIC the Surplus Note(s) representing the indebtedness of KILICO to ZIC in the aggregate principal amount of the Exercise Amount.

(b) On the Settlement Date, KILICO and ZIC shall take such actions and execute and deliver all such other documents, instruments or agreements which may be necessary or appropriate in order to consummate the transactions contemplated by this Agreement.

ARTICLE 4

TERMINATION OF AGREEMENT

SECTION 4.1. Subject to the parties having complied with all of their obligations hereunder, this Agreement shall immediately terminate and be of no further force and effect upon the earlier to occur of (i) in the event of an expiration of the Option Period prior to December 31, 2007, the day immediately succeeding the Settlement Date set forth in the Exercise Notice pursuant to which the Put Right was exercised in full by KILICO (as such Settlement Date may be extended pursuant to Section 3.1(c) hereof), (ii) on December 31, 2007 if no Trigger Event shall have occurred on such date, (iii) if a Trigger Event shall have occurred on December 31, 2007, on the later of (a) if no portion of the Put Right shall have been exercised, the date that is forty-six (46) calendar days after such Trigger Event Determination Event, or (b) if all or a portion of the Put Right shall have been exercised, the day immediately succeeding the Settlement Date (as such Settlement Date may be extended pursuant to Section 3.1(c) hereof) with respect to such Trigger Event or (iv) the Remediation Date.

SECTION 4.2. For the purposes of Section 4.1, the “Remediation Date” shall be the date on which, in the reasonable opinion of both KILICO and ZIC, the impact of the C-3 Phase II component of the life and fraternal Risk Based Capital formulas of the NAIC (“C-3 Phase II”) on KILICO’s RBC Ratio shall have been eliminated or reduced to a de minimis extent, by virtue of (i) KILICO having entered into a Disposition Transaction, (ii) the implementation of changes to the C-3 Phase II standards, rules or formula (iii) any other transaction, or (iv) any combination of the foregoing. A “Disposition Transaction” shall mean any reinsurance, sale or other transaction pursuant to which the economic risks of the Destinations Annuity Contracts shall have been transferred from KILICO to a third party, other than any subsidiary of KILICO thereby eliminating or significantly reducing the impact of the Destinations Annuity Contracts on KILICO’s RBC Ratio. The term “Destinations Annuity Contracts” refers to those insurance contracts issued by KILICO commonly referred to as “Destinations” and for the avoidance of doubt, shall have the meaning given to such term under that certain Coinsurance Agreement, dated as of May 29, 2003, between KILICO and Federal Kemper Life Assurance Company.

ARTICLE 5

SURPLUS NOTES

SECTION 5.1. Surplus Notes; Repayment.

(a) The Surplus Notes to be issued pursuant to this Agreement are subject to the Illinois Insurance Laws. Notwithstanding anything to the contrary in this Agreement, any payment of principal of, interest on or any monies due with respect to the Surplus Notes, whether at their stated maturity, by court action or otherwise, may only be made out of KILICO’s free and divisible surplus with the prior approval of the Director in accordance with Illinois Insurance Laws.

(b) If the Director does not approve the making of any payment of principal of, interest on or any monies due with respect to the Surplus Notes on the due date therefore, such payment shall be made by KILICO on the next following date on which KILICO shall have the approval of the Director to make such payment. Interest will continue to accrue on any such principal during the period while payment thereof is extended through the actual date of payment at the rate specified in the Surplus Note.

ARTICLE 6

OTHER AGREEMENTS

SECTION 6.1. Approval by Director. In connection with any exercise of all or a portion of the Put Right pursuant to this Agreement, KILICO shall, as promptly as practicable, submit the form of the Surplus Notes to be issued in connection therewith for approval by the Director. For the avoidance of doubt, the issuance by KILICO of one or more Surplus Notes in connection with the exercise of a Put Right hereunder, and the payment by ZIC of the corresponding Exercise Amount, shall be subject to prior approval of such Surplus Note(s) by the Director.

SECTION 6.2. Further Assurances. Each party shall cooperate with the other and use its reasonable best efforts to obtain any required approvals from, and to provide all necessary information, documentation and communications to, the Director, other insurance regulatory authorities and other persons required to consummate the transactions contemplated hereby. Notwithstanding the foregoing, it is agreed that each party shall have the right to exclusively control any administrative proceedings and inquiries conducted by any of the foregoing authorities with respect to such party as it relates to the subject matter of this Agreement.

SECTION 6.3. Compliance with Laws. Each party shall, and shall cause its respective subsidiaries, to comply with all applicable statutes, regulations, orders, ordinances and other laws of the United States of America, all state, local and foreign governments or other governmental bodies or agencies of any of the foregoing, including but not limited to insurance regulatory authorities, with respect to the matters contemplated by this Agreement.

ARTICLE 7

REPRESENTATIONS AND WARRANTIES

Each party hereby represents and warrants to the other party as of the date hereof as follows:

SECTION 7.1. Corporate Organization, Etc. Each party is a corporation or other organization duly organized, validly existing and, to the extent relevant, in good standing under the laws of the jurisdiction of its organization.

SECTION 7.2. Authorization. Each party has all requisite power and authority to execute and deliver this Agreement and to perform the obligations contemplated hereby. The execution and delivery of this Agreement and the performance of such party’s obligations hereunder have been duly authorized by all necessary corporate action on the part of such party, and no other proceedings on the part of such party is necessary to authorize such execution, delivery and performance. This Agreement has been duly authorized, executed and delivered by such party and constitutes such party’s valid and binding obligations, enforceable against such party in accordance with its terms.

ARTICLE 8

MISCELLANEOUS

SECTION 8.1. Notices, Etc. All notices, requests, demands, consents, approvals and other communications hereunder shall be in writing and shall be deemed to have been given (i) if delivered by facsimile transmission to the facsimile numbers provided below, upon the date of transmission, (ii) if mailed by first class registered or certified mail, postage prepaid, upon actual receipt or refusal to accept, (iii) if deposited for overnight delivery with a nationally recognized courier service, upon receipt or refusal to accept, or (iv) if delivered by hand, upon receipt or refusal to accept, in each case addressed or directed as follows:

(A)	if to KILICO:

Kemper Investors Life Insurance Company

3003 77th Avenue S.E.

Mercer Island, WA 98040

Attention: President

Facsimile No.: (206) 275-8144

Telephone No.: (206) 236-7944

with copy to:

Vice President & General Counsel

Facsimile No.: (206) 275-8144

Telephone No.: (206) 275-8142

(B)	if to ZIC:

Zurich Insurance Company

Mythenquai 2

CH-8022 Zurich

Attention: Group Finance

Facsimile No.: + 41 (0) 44 625 34 99

Telephone No.: + 41 (0) 44 625 28 96

with copy to:

General Counsel

Facsimile No.: + 41 (0) 44 625 34 97

Telephone No.: + 41 (0) 44 625 25 57

Each party to this Agreement may, from time to time, change its notice address or facsimile number or copy address or facsimile number, or add or substitute a copy party and a copy address and facsimile number, by giving notice to all other parties in the manner provided in this Section 8.1.

SECTION 8.2. Expenses. Each party to this Agreement shall bear all of its legal, accounting and other expenses incurred by it or on its behalf in connection with this Agreement, whether or not such transactions are consummated.

SECTION 8.3. Business Day. If any payment or notice required to be paid or delivered pursuant to this Agreement shall be due on a date that is not a Business Day, then such payment or notice shall become due on the immediately succeeding Business Day.

SECTION 8.4. No Waiver; Cumulative Remedies. No failure on the part of any party to exercise, and no delay in exercising, any right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right preclude any other or further exercise thereof or the exercise of any other right. The rights and remedies herein provided are cumulative and not exclusive of any remedies provided at law or in equity.

SECTION 8.5. Assignment; Binding Effect. Neither this Agreement nor any of the rights, duties or obligations of any party hereunder may be transferred or assigned by either party hereto except with the prior written consent of the other party hereto. Subject to the foregoing, this Agreement shall be binding upon, and inure to the benefit of the parties hereto and their respective successors and assigns.

SECTION 8.6. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Illinois (without regard to principles of conflicts of law thereof).

SECTION 8.7. Execution in Counterparts. This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

SECTION 8.8. Entire Agreement. This Agreement constitutes the entire agreement of the parties hereto with respect to the subject matter hereof and supersedes and replaces all prior agreements and understandings with respect thereto.

SECTION 8.9. WAIVER OF JURY TRIAL. THE PARTIES HERETO HEREBY IRREVOCABLY WAIVE ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

SECTION 8.10. Amendments, Etc. No amendment to any provision of this Agreement, waiver or consent shall be effective as to any party hereto unless the same shall be in writing and signed by such party.

[The remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first above written by their respective officials, officers or agents thereunto duly authorized.

ZURICH INSURANCE COMPANY

By:	/s/ Marianne Stuck
	Name:	Marianne Stuck
	Title:	Corporate Legal Adviser
Date:

By:	/s/ Peter Giger
	Name:	Peter Giger
	Title:	Group Treasury
Date:

KEMPER INVESTORS LIFE INSURANCE COMPANY

By:	/s/ Diane C. Davis
	Name:	Diane C. Davis
	Title:	President and Chief Executive Officer
Date:

Exhibit A

Terms of Surplus Note(s)

Coupon:	Annual rate of 6 month LIBOR plus [ ] basis points

Step-up:	[ ] basis points after the Call Date

Rating:	Not rated

Interest Deferral:	At KILICO’s option, cumulative

Maturity:	[ ] years

Call Date:	[ ] years

Issue Price:	[ ]%

Call Price:	[ ]%

Additional Terms: Approval by the Illinois Director of Insurance

Payment from KILICO’s free and divisible surplus

Exhibit B

Form of Surplus Notes

See attached.

EXHIBIT B

FORM OF SUBORDINATED SURPLUS DEBENTURE

$[ ]	[ ] [__], 200[__]

Subject to the terms and conditions hereinafter set forth, Kemper Investors Life Insurance Company (herein called the “Company”), a stock insurance company organized and existing under the provisions of the Illinois Insurance Code, for value received, promises (subject to the applicable provision of the Illinois Insurance Code and the Rules and Regulations of the Illinois Division of Insurance) to pay to the order of Zurich Insurance Company (herein called the “Payee”), the principal sum of [            ] dollars ($[            ]) together with interest at an annual rate equal to 6-month LIBOR plus the Applicable Margin (as defined below) commencing on the date hereof and continuing until the principal balance hereof shall have been paid in full, the said interest to be paid semi-annually in arrears in six-month periods (each such period an “Interest Period”) on the 1st day of June and December of each year beginning [            ] (each such date an “Interest Payment Date”). The outstanding principal balance of this Subordinated Surplus Debenture (this “Surplus Debenture”) shall be due and payable on [            ]1 (the “Maturity Date”). In no event shall the interest rate hereon exceed, nor shall it increase by, the maximum amounts allowed by Section 34.1 of the Illinois Insurance Code. All payments of principal and interest under this Surplus Debenture shall be payable at the offices of the Company in Illinois or as the Company shall otherwise direct, in such coin or currency of the United States of America as, at the time of payment, shall be legal tender for the payment of public and private debts. The obligation of the Company to pay the principal hereof and the interest hereon is subject to the following terms and conditions:

1.	“6-month LIBOR” means, for each Interest Period, the rate (expressed as a percentage per annum) for deposits in US Dollars for a six-month period that appears on Telerate Page 3750 as of 11:00 a.m. (London time) on the LIBOR determination date for such Interest Period. The term “Telerate Page 3750” means the display on Moneyline Telerate, Inc. on page 3750 or any successor service or page for the purpose of displaying the London interbank offered rates of major banks. The “LIBOR determination date” for any Interest Period is the second day that is both a London Business Day and a New York business Day immediately preceding the first day of such Interest Period. A “London Business Day” means a day other than a Saturday or Sunday on which dealings in deposits in US Dollars are transacted, or with respect to any future date are expected to be transacted, in the London interbank market. A “New York Business Day” means a day other than a Saturday or Sunday or a day on which banking institutions in the City of New York are authorized or required by law, regulation or executive order to close. .

2.	The “Applicable Margin” shall be equal to [ ]% from the date hereof until [ ][2] (the “Call Date”), and [ ]% thereafter.

3.	The Company shall have the right at any time during the term of this Surplus Debenture, from time to time to defer the payment of interest hereon (an “Extension Period”) during which Extension Period the Company shall have the right to make partial payments of interest on any Interest Payment Date, and at the end of which the Company shall, subject to the provisions of this Surplus Debenture and only as permitted by applicable law, pay all interest then accrued and unpaid including any Additional Interest (as defined below); provided, however, that no Extension Period shall extend beyond the Maturity Date, and no such Extension Period may end on a date other than an Interest Payment Date. Upon the termination of any such Extension Period and upon the payment of all accrued and unpaid interest and any Additional Interest then due on any Interest Payment Date, the Company may elect to begin a new Extension Period, subject to the above conditions. No interest shall be due during an Extension Period, except at the end thereof, but each installment of interest that would otherwise have been due during such Extension Period

[1]	Insert date that is [ ] years after the date of the debenture.

[2]	Insert date that is [ ] years after the date of the debenture.

shall bear Additional Interest (to the extent permitted hereby and by applicable law) at the rate per annum equal to the then applicable rate on this Surplus Debenture, from the date or dates on which amounts would otherwise have been due until paid or made available for payment. There is no limitation on the number of times that the Company may elect to begin an Extension Period. “Additional Interest” shall mean the interest, if any, that shall accrue on any interest on this Surplus Debenture the payment of which has not been made on the applicable Interest Payment Date and which shall accrue at the rate per annum specified herein.

4.	No part of the principal hereof or interest hereon shall be paid or payable on demand of the Payee or otherwise, or be carried, considered or reported as a legal liability of the Company unless and until authorized for payment by the Director of Insurance of the State of Illinois. The entire principal amount hereof and the accrued interest hereon remaining unpaid from time to time shall be carried, considered and reported in all financial statements published by the Company, or filed with the Director of Insurance of the State of Illinois or any other state in which the Company shall be qualified to do business, as a special surplus account.

5.	No repayment of the principal amount hereof shall be made or authorized in whole or part if such repayment would reduce the capital and surplus of the Company (exclusive of the special surplus created in accordance with the terms hereof) to less than the minimum capital and surplus required under applicable law. No part of the obligation to pay principal or accrued interest may be offset or subject to recoupment with respect to any liability owed to the Company.

6.	Subject to the foregoing, beginning on the Call Date, and at any time thereafter, the Company shall have the right, upon no less than thirty (30) days’ written notice to the Payee, to redeem this Surplus Debenture in whole or in part, without any penalty or premium.

7.	Repayment of the principal hereof and payment of the interest hereon shall be and is hereby subordinated to the prior payment of, or provision for, all general liabilities of the Company and the claims of policyholders and creditors of the Company, but shall rank superior to the claim, interest and equity of the shares or shareholders of the Company, and such subordination shall be equally applicable in the case of any merger, consolidation, liquidation, rehabilitation, reorganization, dissolution, sale or other disposal of all, or substantially all, of the assets (including the assumption, whether by reinsurance or otherwise, of the major portion of the business of the Company in force pursuant to reinsurance agreement or agreements approved by the Director of Insurance of the State of Illinois) of the Company.

8.	No act, failure or default on the part of the Company in any of the terms or provisions hereof shall give to the Payee any right to declare the unpaid principal of or accrued interest on this Surplus Debenture to be due and payable immediately or otherwise than in accordance with the terms and conditions hereof.

9.	This Surplus Debenture shall be deemed to be registered as to both principal amount and interest, and no assignment hereof in whole or in part, or of any interest hereunder, shall be effective or binding upon the Company until such transfer or assignment shall have been duly recorded on the books of the Company to be maintained for such purpose, and any transfer or assignment hereof shall require the surrender hereof to the Company at its principal office accompanied by an appropriate instrument of transfer or assignment in form satisfactory to the Company, provided that the Company may not and cannot be compelled or required to act or effectuate any such assignment or transfer except after compliance by the Payee or holder hereof with securities laws or regulations deemed applicable by the Company. Neither may this Surplus Debenture or any interest hereunder be pledged or hypothecated except upon compliance with the foregoing.

10.	By the acceptance hereof the Payee agrees to and shall be bound by all of the provisions hereof, and by such acceptance further represents and warrants to the Company that it is acquiring this Surplus Debenture for investment purposes only and not with a view to, or as any part of a plan for, distributing the same.

11.	The Company and the Payee agree that the proceeds of this Surplus Debenture are obtained by the Company to provide additional surplus funds and the same shall be held and used by the Company for its general corporate purposes and may be deposited, invested, reinvested or expended by the Company for any such purpose, subject only to compliance with the provisions of the Illinois Insurance Code; it being understood that the Payee shall have no right, solely by reason of the acquisition or ownership hereof, to direct, see to or inquire as to the use, application or disposition made by the Company of the proceeds hereof, nor shall the Payee, solely by reason of the acquisition or ownership hereof, have any vote or voice in the affairs of the Company or its shareholders.

12.	If this Surplus Debenture is called for redemption in accordance with its terms and payment is duly provided therefor, interest shall cease to accrue hereon from and after the date fixed for such redemption.

13.	No recourse shall be had for the payment of the principal of or interest on this Surplus Debenture or for any claim based hereon or otherwise in respect hereof, against any incorporator, stockholder, officer or director, as such, past, present or future, of the Company or of any affiliate, predecessor or successor corporation, either directly or through the Company or otherwise, whether by virtue of any constitution, statute, rule of law, or by the enforcement of any assessment or penalty, or otherwise, all such liability being by the acceptance hereof expressly waived and released; provided, however, that nothing contained herein shall be taken to prevent recourse to and enforcement of the liability, if any, of any shareholder, or any stockholder or subscriber to common capital stock of the Company upon or in respect of shares of capital stock not fully paid up.

14.	This Surplus Debenture is issued and delivered in the State of Illinois, and its terms and provisions shall be interpreted, construed, enforced and observed in accordance with the laws thereof.

15.	No agreement or interest securing this Surplus Debenture, whether existing on the date of such Surplus Debenture or subsequently entered into, applies to the obligations under this Surplus Debenture.

16.	The terms hereof may be amended, modified and altered from time to time by the mutual agreement of the parties subject to the prior approval thereof by the Director of Insurance of the State of Illinois.

IN WITNESS WHEREOF, KEMPER INVESTORS LIFE INSURANCE COMPANY has caused this Subordinated Surplus Debenture to be signed in its corporate name by an authorized officer as of the day and year first above written.

BY
Name:
Title:

ATTEST:

Name:
Title:

The terms and conditions of the foregoing instrument are accepted by the undersigned Payee this _____ day of ___________, 200__.

Zurich Insurance Company Payee

BY
Name:
Title:

BY
Name:
Title: